[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 28, 2012

BY HAND AND EDGAR

Duc Dang

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Domus Holdings Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 10, 2012
File No. 333-181988

Dear Mr. Dang:

On behalf of Realogy Holdings Corp., formerly known as Domus Holdings Corp. (the “Company”), enclosed please find a copy of Amendment No. 4 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on September 10, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 17, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Duc Dang

Securities and Exchange Commission

September 28, 2012

Dilution, page 52

1.	Please expand your disclosure to quantify the amounts subtracted from total net assets in your calculations of net tangible book value (deficit) and pro forma net tangible book value (deficit).

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure to quantify the amounts subtracted from total net assets in its calculation of net tangible book value (deficit) and pro forma net tangible book value (deficit).

Please see page 58 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

Critical Accounting Policies, page 118

2.	Please advise us of the IPO price range, when known. Also, to the extent you believe estimates used to determined stock-based compensation are considered critical, please consider expanding your disclosure to discuss the methods and assumptions used in estimating the fair value of the underlying stock and instruments granted as stock compensation. Also, consider disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date. Furthermore, to the extent there were significant differences in the fair values determined for the underlying stock as well as with the IPO price, consider discussing narratively the reasons for the differences.

In response to the Staff’s comment, the Company advises the Staff that it has amended the Registration Statement to include the IPO price range. The Company has also added additional disclosure under “Critical Accounting Policies” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to discuss the methods and assumptions used in estimating the fair value of the underlying stock and instruments granted as stock compensation. This disclosure includes the type of instrument granted, the exercise price, the estimated share value used for the fair value calculation, the fair value of the options at the grant date, and the option exercise price for instruments granted for the twelve-month period preceding the most recent balance sheet date.

The Company does not believe that the difference in the fair value determined for the underlying stock is significantly different than the estimated IPO price, but has revised the disclosure to discuss the reasons for any difference. The Company advises the Staff that if the fair value of the stock granted had been calculated to be the mid-range of the IPO price, the Company would have recorded less than $1 million of additional annual compensation expense.

Duc Dang

Securities and Exchange Commission

September 28, 2012

Please see pages 123 through 124 of the Amendment.

Unaudited Pro Forma Financial Information, page 60

3.	We note your response to comment 2. Please clarify if the amount of interest excluded has been accrued yet in the historical financial statements presented. Furthermore, it is still unclear to us why this amount is excluded; please explain further as it appears that this interest is directly attributable to the conversion and/or pay down of certain of your debt which is reflected in the pro forma statements.

In response to the Staff’s comment, the Company advises the Staff that it has revised the unaudited pro forma financial information to include the use of cash to pay $59 million of interest attributable to the repayment of indebtedness reflected in the pro forma financial statements. The Company has also revised the unaudited pro forma financial information to indicate that $26 million of such interest was accrued as of June 30, 2012.

Please see pages 62, 66 and 69 of the Amendment.

Pro Forma Condensed Consolidated Balance Sheet, page 62

4.	We note your response to comment 3 and your revised disclosures. Since your transaction is structured in such a manner that significantly different results may occur (i.e. conversion or redemption), please disclose additional pro forma presentations of your balance sheet with accompanying footnotes to give effect to the range of possible results. Please consider depicting the minimum and maximum issuances of securities under the different results.

In response to the Staff’s comment, the Company advises the Staff that it has revised the unaudited pro forma financial information to add a supplemental pro forma balance sheet with accompanying footnotes to reflect the impact of the possible conversion of all of the $2.1 billion aggregate outstanding principal amount of Convertible Notes, including the maximum amount of shares of common stock that would be issued, which the Company believes will provide investors with the full range of possible results. In accordance with FRM 3420.5, the Company has given more prominence to the pro forma balance sheet which reflects only the conversion of the Convertible Notes held by the “Significant Holders,” because these holders are contractually obligated to convert concurrently with the closing of the IPO, and has therefore used these amounts elsewhere in the document, such as in the section entitled “Capitalization.”

Please see pages 65 and 69 through 70 of the Amendment.

Pro Forma Consolidated Statement of Operations, page 63

5.	You disclose on page 168 that you will award certain initial grants to executive officers and employees in connection with this offering. Please tell us what consideration you gave to reflecting the issuance of these awards in your pro forma statements. Also, disclose the estimated amount of compensation expense related to these awards.

Duc Dang

Securities and Exchange Commission

September 28, 2012

In response to the Staff’s comment, the Company advises the Staff that it has revised the unaudited pro forma financial information to reflect the estimated compensation expense associated with the expected issuance of grants to executive officers and employees in connection with the offering. The estimated annual compensation expense of these awards is approximately $7 million.

Please see pages 63, 64, 67 and 68 of the Amendment.

6.	Please revise to include adjustment for interest expense on the borrowings under your revolving credit facility. If already included in the interest expense adjustments, please expand the related footnotes to quantify each element of the adjustments.

In response to the Staff’s comment, the Company confirms to the Staff that the unaudited pro forma financial information includes adjustments to interest expense for the incremental borrowings under the Company’s revolving credit facility related to the offering. The Company has expanded the disclosure in the footnotes to the pro forma financial statements to include the incremental interest expense for the borrowings under the Company’s revolving credit facility.

Please see pages 67 and 68 of the Amendment.

Notes to Unaudited Pro Forma Financial Information, page 65

7.	We note that adjustment (2) includes several adjustments; please revise to discuss the impact to each line item in the financial statements separately. Also, consider additional columns in the financial statements and/or presenting tables within the footnotes to make it easier for a reader to re-calculate the adjustments.

In response to the Staff’s comment, the Company advises the Staff that it has revised the unaudited pro forma financial information to separately discuss the impact to each line item in the financial statements. The Company has also added tables within the footnotes to the pro forma financial statements to make it easier for a reader to re-calculate the adjustments.

Please see pages 66 through 70 of the Amendment.

8.	Please expand your disclosure to include a footnote detailing your loss per share calculations. Include a table with a breakout of the weighted average common and common equivalent shares of Domus Holdings outstanding used in each calculations.

In response to the Staff’s comment, the Company advises the Staff that it has revised the unaudited pro forma financial information to include a footnote to the pro forma financial statements detailing its loss per share calculations. The Company has added a table with a

Duc Dang

Securities and Exchange Commission

September 28, 2012

breakout of the weighted average common and common equivalent shares of Realogy Holdings Corp. (formerly Domus Holdings Corp.) outstanding used in the pro forma and pro forma as adjusted calculations. The Company has also included the loss per share information in footnote 9 to the pro forma financial statements, assuming the conversion of all of the Convertible Notes, so that the loss per share information is provided for the maximum amount of shares of common stock that would be issued.

Please see pages 63, 64 and 70 of the Amendment.

9.	You disclose on page F-73 that you have unrecognized cost of performance based options that will be recorded as compensation expense when an IPO or significant capital transaction is probable of occurring. Please expand your footnotes to discuss and quantify this non-recurring charge.

In response to the Staff’s comment, the Company advises the Staff that it has revised the unaudited pro forma financial information to include the compensation expense that will be recorded upon the completion of the IPO and has expanded the disclosure to include a discussion of this compensation expense. The Company notes for the Staff that the amount of such charge is approximately $100,000.

Please see page 67 of the Amendment.

Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements, page F-43

2. Summary of Significant Accounting Policies, page F-44

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets, page F-48

10.	We continue to consider your response to prior comment 6 from our letter dated September 5, 2012 related to the accounting for the valuations of your trademarks and unamortized franchise agreements.

In response to the Staff’s comment, the Company advises the Staff that it has revised its financial statements to reflect a change to the intangible asset associated with the NRT Franchise agreement. Specifically, the Company had previously identified the discounted cash flows generated from the Real Estate Franchise Services franchise agreement with NRT as a separately identifiable indefinite lived intangible asset. The Company subsequently concluded that the value ascribed to this agreement should have been attributed to the Real Estate Franchise Services business unit as goodwill. Accordingly, the correction of this error was made through the elimination of the Real Estate Franchise Services franchise agreement with NRT intangible asset. This resulted in an increase in the value associated with goodwill and a concurrent decrease in deferred income tax liabilities. In accordance with the accounting guidance found in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), the Company assessed the materiality of this error and concluded that the revision was not material to any of its previously issued financial statements.

Please see pages F-8 and F-47 through F-48 of the Registration Statement.

*  *  *  *  *

Duc Dang

Securities and Exchange Commission

September 28, 2012

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/s/ Stacy J. Kanter
Stacy J. Kanter

cc:	Folake Ayoola, Securities and Exchange Commission
Mark Rakip, Securities and Exchange Commission
Jessica Barberich, Securities and Exchange Commission
Richard Smith, Realogy Holdings Corp.
Anthony Hull, Realogy Holdings Corp.
Marilyn Wasser, Realogy Holdings Corp.
Richard Heller, PricewaterhouseCoopers LLP
Arthur D. Robinson, Simpson Thacher & Bartlett LLP
Marisa D. Stavenas, Simpson Thacher & Bartlett LLP